

By Electronic Mail

December 15, 2021

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: WisdomTree Trust
        Issuer CIK: 0001350487
        Issuer File Number: 333-132380/811-21864
        Form Type: 8-A12B
        Filing Date: December 15, 2021

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- WisdomTree Efficient Gold Plus Gold Miners Strategy Fund (GDMN)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Initial Listings Analyst
